SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                             LASERSIGHT INCORPORATED
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   5179241063
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                                 (CUSIP Number)

                                                     with a copy to:
Krista L. Ward                                       George J. Mazin
Stark Investments                                    Lowenstein, Sandler, Kohl,
1500 West Market Street                                Fisher & Boylan, P.A.
Mequon, WI 53092                                     65 Livingston Avenue
(414) 241-1810                                       Roseland, New Jersey  07068
                                                     (201) 992-8700
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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                               September 22, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              CUSIP NO. 5179241063

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1) Names  of  Reporting  Persons  (S.S.  or I.R.S. Identification Nos. of Above
   Persons):

   Michael A. Roth and Brian J. Stark (filing as joint filers pursuant to Rule 13(d)1(f)(1))

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2) Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)                        Not
       (b)                        Applicable

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3) SEC Use Only

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4) Source of Funds (See Instructions):WC

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or
   2(e):
                Not Applicable

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6) Citizenship or Place of Organization:         United States

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   Number of           7)    Sole Voting Power:                               0
                             ---------------------------------------------------
   Shares Beneficially 8)    Shared Voting Power:                     2,162,320*
                             ---------------------------------------------------
   Owned by
   Each Reporting      9)    Sole Dispositive Power:                          0
                             ---------------------------------------------------
   Person   With:     10)    Shared Dispositive Power:               2,162,320*
                             ---------------------------------------------------

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

             2,162,320*

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12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions):

         Not Applicable

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13)  Percent of Class Represented by Amount in Row (11):    21.68%**

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14)  Type of Reporting Person (See Instructions):           IN

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* 1,081,160 shares of the Issuer's common stock ("Shares") beneficially owned by the reporting persons are issuable to Stark International ("Stark") upon the conversion of preferred stock and the exercise of warrants purchased by Stark from the Issuer. 1,081,160 Shares beneficially owned by the reporting persons are issuable to Shepherd Investments International, Ltd. ("Shepherd") upon the conversion of preferred stock and the exercise of warrants purchased by Shepherd from the Issuer. At the date of this filing, neither Stark nor Shepherd have converted any of such preferred stock or exercised any of such warrants. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, the reporting persons are deemed to be the beneficial owners of the 2,162,320 Shares. See Items 2 and 5 for additional details.

** The reporting persons, Stark and Shepherd have agreed not to convert any portion of the Issuer's preferred stock or exercise any portion of the Issuer's warrants which would result in the reporting persons and their affiliates beneficially owning more than 9.9% of the outstanding Shares. See Item 6 for additional details.


Item 1.  Security and Issuer

This  statement   relates  to  the  Common  Stock  of  Lasersight   Incorporated
("Shares"). The issuer has principal executive offices located at 12161 Lackland Road, St. Louis, Missouri 63146.

Item 2.  Identity and Background

1.
         a)       Name:  Brian J. Stark
         b)       Residence or Business Address:  1500 West Market Street
                                                  Mequon, WI 53092
         c)       Occupation:       Investment Fund Manager
                  Staro Asset Management, L.L.C., Stark & Roth,
                                      Inc., Staro Partners
                                      1500 West Market Street
                                      Mequon, WI 53092
         d)       Convictions:  none
         e)       Civil Proceedings:  none
         f)       Citizenship:  United States

2.
         a)       Name:  Michael A. Roth
         b)       Residence or Business Address:  1500 West Market Street
                                                  Mequon, WI 53092
         c)       Occupation:       Investment Fund Manager
                                    Staro Asset Management, L.L.C.,
                                      Stark & Roth, Inc., Staro Partners
                                    1500 West Market Street
                                    Mequon, WI 53092
         d)       Convictions:  none
         e)       Civil Proceedings:  none
         f)       Citizenship:  United States

3.
         a)       Name:  Stark International ("Stark")
         b)       State of Organization:  Bermuda
         c)       Principal Business:  Securities Trading
                  Address of principal business:  Century House
                                                  31 Richmond Road
                                                  Hamilton HM-08 Bermuda
         d)       Address of Principal Office:  same
         e)       Convictions:  none
         f)       Civil proceedings:  none

4.
         a)       Name:  Shepherd Investment International, Ltd. ("Shepherd")
         b)       State of Organization:  British Virgin Islands
         c)       Principal Business:  Securities Trading
                  Address of principal business:  c/o International Fund
                                                      Administration, Ltd.
                                                      48 Par-La Ville Road
                                                      Suite 464
                                                      Hamilton, HM 11 Bermuda
         d)       Address of Principal Office:  same
         e)       Convictions:  none
         f)       Civil proceedings:  none

Item 3.  Source and Amount of Funds or Other Consideration

     All funds used by Stark and Shepherd to purchase the Issuer's preferred stock and warrants (which are convertible or exercisable, as the case may be, into Shares) were obtained from the assets of each respective partnership. The amount of funds used in making the purchase was $4,000,000 and $4,000,000, respectively.

Item 4.  Purpose of Transaction

     The acquisition of the Issuer's preferred stock and warrants (which are convertible or exercisable, as the case may be, into Shares) by Stark and Shepherd is solely for investment purposes. Further acquisitions, sales or short sales of securities of the Issuer may be made for investment purposes, however, neither reporting person has present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     Based upon the information contained in Lasersight Incorporated's 10Q for the period ending June 30, 1997, there were issued and outstanding 9,973,672 Shares. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, the reporting persons are deemed to be the beneficial owners of 2,162,320 or 21.68% of the Shares.


     Stark and Shepherd each hold shares of the Issuer's preferred stock, which are convertible into Shares, and warrants exercisable for an additional 162,500 Shares. The shares of preferred stock held by Stark and Shepherd are convertible into Shares based on a floating conversion ratio. Due to the variables of this ratio, the number of Shares beneficially owned by the reporting persons may fluctuate on a daily basis. Accordingly, the reporting persons have reported on this Schedule 13D beneficial ownership of 2,162,370 Shares which (as of the date of this filing) is the aggregate number of Shares issuable to Stark and Shepherd upon conversion of such preferred stock and the exercise of such warrants. Each of Stark and Shepherd may be issued 1,081,160 Shares upon conversion of the preferred stock and the exercise of the warrants held by each entity. Upon the conversion of any of such preferred stock or exercise of such warrants, the reporting persons would have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the Shares held by Stark and Shepherd by virtue of their position as the managing partners of each partnership. At the date of this filing, neither Stark nor Shepherd has converted any of its preferred stock or exercised its warrants.

     The following tables detail the transactions by entities controlled by the reporting persons in the securities of the Issuer during the past 60 days:

                               Stark International

 Date       Quantity                Price               Transaction Type

 8/29/97     400*                   $10,000***        Private Placement
                                                           Purchase
        162,500**


                     Shepherd Investments International Ltd.

Date         Quantity                Price              Transaction Type

8/29/97       400*                   $10,000***       Private Placement
                                                           Purchase
         162,500**

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*  Number of shares of preferred stock purchased from Issuer.
** Number of Shares Stark and Shepherd may be issued upon exercise of warrants purchased from the Issuer.
*** The  preferred  stock  and the  warrants  were purchased together.


     No other entity controlled by the reporting persons has traded securities of the Issuer within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The reporting persons, through Stark and Shepherd, are the holders of 800 shares of the Issuer's preferred stock which are convertible into Shares and warrants issued by the Issuer which are exercisable into 325,000 Shares. The reporting persons, Stark and Shepherd have agreed with the Issuer not to convert any portion of the preferred stock or exercise any portion of the warrants which would result in the reporting persons and their affiliates beneficially owning more than 9.9% of the outstanding Shares.

Item 7.  Material to be filed as exhibits

         Exhibit 1:  Agreement of reporting persons as to joint filing.

                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                              Dated October 1, 1997

     The undersigned hereby agree that the Schedule 13D with respect to Lasersight Incorporated dated as of the date hereof is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(f)(1).


                                                /s/Brian J. Stark
                                                __________________________
                                                   Brian J. Stark


                                               /s/Michael A. Roth
                                               ____________________________
                                                  Michael A. Roth

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            October 1, 1997


                                            /s/Brian J. Stark
                                            ___________________________
                                            Brian J. Stark


                                            /s/ Michael A. Roth
                                            ____________________________
                                            Michael A. Roth




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).